Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated October 23, 2014

U.S. DOLLAR FUTURES
--------------------------------------------------------------------------------
UUPT | POWERSHARES DB 3X LONG US DOLLAR INDEX FUTURES ETN
UDNT | POWERSHARES DB 3X SHORT US DOLLAR INDEX FUTURES ETN
--------------------------------------------------------------------------------
The PowerShares DB 3x Long US Dol ar Index Futures Exchange Traded Notes (UUPT)
and PowerShares DB 3x Short US Dol ar Index Futures Exchange Traded Notes
(UDNT) (col ectively, the "PowerShares DB US Dol ar Futures ETNs," or the
"ETNs") provide investors with leveraged exposure (a bul ish or bearish position) to a U.S. dol ar futures index.

The PowerShares DB US Dol ar Futures ETNs are based on the Deutsche Bank Long
U.S. Dol ar Index[R] (USDX) Futures Index -- Excess Return[] (the "USDX Futures
Index"), which is intended to measure the performance of a long investment in
US Dol ar Index Futures, as described below.

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London
Branch that are linked to the month-over-month performance of an underlying index (the "Index") obtained by combining three times the returns for the 3x
Long US Dol ar Index Futures ETNs, or three times the inverse returns for the
3x Short US Dol ar Index Futures ETNs, whether positive or negative, on the
Deutsche Bank Long U.S. Dol ar Index[R] (USDX) Futures Index -- Excess
Return[], with returns on the DB 3-Month T-Bi l  Index, less the investor fees.

The DB Long U.S. Dol ar Index[R] (USDX) Futures Index seeks to measure the performance of a long position in the US Dol ar Index Futures. The underlying assets of the US Dol ar Index Futures are futures contracts traded on the ICE
Futures U.S., Inc. whose underlying asset is the USDX[R], which measures the performance of the U.S. dol ar against a weighted basket of six major world currencies: the Euro, Japanese Yen, British Pound, Canadian Dol ar, Swedish
Krona and Swiss Franc (the "Index Currencies"). The price of US Dol ar Index
Futures are set by the market and reflect the foreign exchange futures prices for the underlying Index Currencies which in turn depend on the current exchange rates for the Index Currencies and the interest rate dif erential between the U.S. dol ar and the underlying Index Currencies. As such, increases in the USDX Futures Index general y reflect a strengthening of the U.S. dol ar compared to the Index Currencies and declines general y reflect a weakening of the U.S. dol ar compared to the Index Currencies.

Investors can buy and sel  the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the Index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time. Investors may redeem the ETNs in blocks of no less than 200,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

Financial Details
                                    UUPT        UDNT       -   -
Last Update                         10/22/2014  10/22/2014 -   -
                                    10:15AM EST 9:33AM EST -   -
Price                               22.91       14.00      -   -
Indicative Intra-day Value          22.88       14.07      -   -
Last End of Day Repurchase Value(1) 22.591      14.2431    -   -
Last Date for End of Day Value      10/21/2014  10/21/2014 -   -

Power Shares DB US Dollar                  ETN & Index History(%)
Futures ETN & Index Data                                                                      ETN
                                           As of 9/30/2014         1 Year 3 Year 5 Year 10 Year Inception
Ticker Symbols                             ETN Repurchase Value(1)
3x Long US Dollar Index               UUPT 3x Long US Dollar
Futures                                    Index Futures           18.44  2.85   -      -       4.68

Futures 3x Short US Dollar Index      UDNT 3x Short US (Dollar)    -19.42 -8.22  -      -       -10.43
                                           Index Futures
Intraday Indicative Value
Symbols                                ETN Market Price(2)
3x Long US Dollar Index             UUPTIV 3x Long US Dollar
Futures                                    Index Futures            22.08 3.78   -      -       5.76
3x Short US Dollar Index            UDNTIV 3x Short US Dollar
Futures                                    Index Futures            -4.74 -7.68  -      -       -10.17
                                           Index History

CUSIP Symbols
Futures 3x Long US Dollar (Index) 25154P873USD X Futures             6.44 1.67   0.82   -       2.33
                                           Index
3x Short US Dollar (Index) 25154P881
Futures
                                           Comparative Indexes(3)
Details                                    S&P 500 Index            19.73 22.99 15.70   -       15.29
ETN price at inception             $20.00  Barclays U.S.            3.96  2.43  4.12    -       3.34
Inception date                  5/23/2011  Aggregate
Maturity date                   6/30/2031
                                           ---------------------------------------------------------------
Yearly investor fee                 0.95%  USD X Futures Index Weights
Leverage Reset                    Monthly  As of 10/21/2014
Frequency                                                     Contract Expiry
Listing exchange                 NYSE Arca  Contract                     Date         Weight(%)
DB Long U.S. Dollar                USD UPX  USD                    12/15/2014         100.00
Index Futures Index

Issuer                          Source:Invesco PowerShares, Bloomberg L.P.
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations (1)ETN repurchase value performance figures reflect repurchase value, which would require investors to have a
Risks                              minimum number of shares (found in pricing supplement).
                                   Repurchase value is the current principal amount x
                                   applicable index factor x feefactor.See the prospectus for
   Non-principal protected         more complete information. Investors holding less than the
   Leveraged losses                minimum number of shares required to effect are purchase
   Subject to an investor fee      would have to sell their shares at prevailing market prices,
   Limitations on redemption       which may be at a discount to the repurchase value. See
   Concentrated exposure           "ETN Market Price" in this table. ETN repurchase value is
                                   based on a combination of three times the monthly returns
   Credit risk of the issuer       for the 3x Long US Dollar Index Futures ETNs, or three
   Issuer call right               times the inverse monthly returns for the 3x Short US Dollar
   Potential lack of liquidity     Index Futures ETNs, from the USD X Futures Index plus the
                                   monthly returns from the DB 3-Month T-Bill Index (the"TBill
                                   Index"), resetting monthly as per the formula applied to
   Benefits                        the ETNs, less the investor fee. The TBill Index is intended to approximate the returns from investing in 3-month
   Leveraged long and short notes  United States Treasury bills on a rolling basis.
   Relatively low cost             Index history is for illustrative purposes only and does not
   Intraday access                 represent actual PowerShares DB US Dollar Futures ETN
   Exchange traded                 performance. The inception date of the USD X Futures Index is Nov. 22, 2006.
                                   PAST PERFORMANCE DOES NOT GUARANTEE FUTURE
                                   RESULTS.
                                   (2) ETN market price performance is calculated using the
                                   change in the bid/ask midpoint at 4p.m. ET expressed as a
                                   percentage change from the beginning to the end of the
                                   specified time period.
                                   (3) The S&P 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based
                                   on the performance of a specified group of common stocks.
                                   The Barclays U.S. Aggregate Index is an unmanaged index

considered representative of the U.S. investment-grade, fixed-rate bond market.
Index history does not reflect any transaction costs or expenses. The index is unmanaged, and you cannot invest directly in the index.

Important Risk Considerations
Each security offers investors exposure to the month-over-month performance of its respective Index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) wil  be contingent upon each monthly performance of the respective
Index during the term of the ETNs. The PowerShares DB US Dollar Futures ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly. Investing in the ETNs is not equivalent to a direct investment in the Index or index components because the current principal amount of the ETNs is reset each month, resulting in the compounding of monthly returns. The principal amount of the ETNs is also subject to the monthly application of the investor fee, which adversely affects returns. There is no guarantee that you wil  receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and any payment to be made on the ETNs is dependent on Deutsche Bank AG, London
Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, ful  principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will  reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant Index has increased. If at any time the repurchase value of the ETNs is zero, your Investment will  expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs.
Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in U.S. Dol ar
Index Futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

An investment in the ETNs involves risks, including the loss of some or al  of the principal amount. For a description of the main risks, see "Risk Factors"
in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by cal ing 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses careful y before investing.
          4